SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

__________________________

PLAYSTUDIOS, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

__________________________

Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

72815G306
(CUSIP Number of Class of Securities)

__________________________

Scott Peterson
Chief Financial Officer
PLAYSTUDIOS, Inc.
10150 Covington Cross Drive
Las Vegas, Nevada 89144
Tel: (725) 877-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

__________________________

Copies to:

Matthew M. Holman, Esq. Squire Patton Boggs (US) LLP 2325 E. Camelback Rd., Suite 700 Phoenix, AZ 85016	Joshua A. Kaufman, Esq. Elizabeth C. McNichol, Esq. Katten Muchin Rosenman LLP 801 Brickell Ave. Miami, FL 33131

__________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by PLAYSTUDIOS, Inc., a Delaware corporation (the “Company”), to purchase for cash up to $15,000,000 of its Class A common stock, $0.0001 par value per share (the “shares”), at a price per share of not less than $4.30 and not more than $5.50, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), and the other tender offer materials filed as exhibits to this Schedule TO (collectively, as amended or supplemented from time to time, the “Tender Offer Materials”). The terms and conditions set forth in the Tender Offer Materials collectively constitute the “tender offer.” The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.       Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.       Subject Company Information.

(a)     The name of the issuer is PLAYSTUDIOS, Inc. The address and telephone number of the Company’s principal executive office are set forth under Item 3.

(b)    Reference is made to the information set forth in the Offer to Purchase under “Introduction,” which is incorporated herein by reference.

(c)     Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person.

The Company is the filing person. The address of its principal executive office is 10150 Covington Cross Drive, Las Vegas, Nevada 89144, and its telephone number is (725) 877-7000. Its internet address is www.playstudios.com. Unless expressly stated otherwise, the information contained on the Company’s website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.       Terms of the Transaction.

(a)     Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

Summary Term Sheet;

Introduction;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 13 (“Material U.S. Federal Income Tax Consequences”);

Section 14 (“Extension of the Tender Offer; Termination; Amendment”);

and Section 16 (“Miscellaneous”).

The information set forth in the Letter of Transmittal under the price-election provisions, “Odd Lots,” “Conditional Tender” and “Instructions” is also incorporated herein by reference.

(b)    Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 7.       Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) and Section 15 (“Fees and Expenses; Information Agent; Dealer Manager; Depositary”), which is incorporated herein by reference.

Item 8.       Interest in Securities of the Subject Company.

Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 9.       Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet” and under Section 15 (“Fees and Expenses; Information Agent; Dealer Manager; Depositary”), which is incorporated herein by reference.

Item 10.     Financial Statements.

(a) and (b) Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that files reports electronically on EDGAR. The information incorporated by reference into the Offer to Purchase, including the Company’s financial statements contained in the filings specifically identified in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase, is incorporated herein by reference.

Item 11.     Additional Information.

(a) Reference is made to the information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); under Section 10 (“Certain Information Concerning Us”); under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”); and under Section 12 (“Legal Matters; Regulatory Approvals”), which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) The information set forth in the Tender Offer Materials, as they may be amended or supplemented from time to time, is incorporated herein by reference. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively.

The Company will amend this Schedule TO to reflect any material change in the information previously disclosed, as required by applicable law. Documents subsequently filed by the Company with the Securities and Exchange Commission will not be incorporated by reference into this Schedule TO unless expressly incorporated by reference in an amendment to this Schedule TO.

Item 12.     Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated November 12, 2026.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)*	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 12, 2026.
(a)(1)(v)*	Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 12, 2026.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release announcing the tender offer, dated November 12, 2026.
(b)	Not applicable.
(d)(1)

PlayStudios, Inc. 2011 Omnibus Stock and Incentive Plan (as amended) (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-253135) filed March 26, 2021).

(d)(2)

Form of Stock Option Award Agreement under the PlayStudios, Inc. 2011 Omnibus Stock and Incentive Plan (as amended) (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-253135) filed March 26, 2021).

(d)(3)	PLAYSTUDIOS, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K filed June 25, 2021).
(d)(4)	Form of Restricted Stock Unit Award Agreement under 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed November 12, 2021).
(d)(5)	PLAYSTUDIOS, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K filed June 25, 2021).
(d)(6)	Form of Performance Stock Unit Award Agreement under 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on March 18, 2026).
(d)(7)	Severance and Change in Control Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed March 10, 2025).
(g)	Not applicable.
(h)	Not applicable.
(107)*	Filing Fee Table.

____________

*        Filed herewith

Item 13.     Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2026

PLAYSTUDIOS, INC.
By:	/s/ Scott Peterson
Name:	Scott Peterson
Title:	Chief Financial Officer

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